UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11‑K

  x        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

__        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      _ to____

Commission File No. 1‑985

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

(Full title of the plan)

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND COMPANY LIMITED
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

Table of Contents

Page

Reports of Independent Registered Public Accounting Firms	3 - 4

Financial Statements

Statements of Financial Condition	5
December 31, 2003 and 2002

Statements of Income and Changes in Plan Equity	6
Years ended December 31, 2003 and 2002

Notes to Financial Statements	7 - 19

Other schedules required by Section 2520.103-10 of the DOL's Rules and Regulations for
Reporting and Disclosure under Employee Retirement Income Security Act have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ingersoll-Rand Company Savings and Stock Investment Plan

In our opinion, the accompanying statement of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial condition of Ingersoll-Rand Company Savings and Stock Investment Plan (the "Plan") at December 31, 2003 and the income and changes in plan equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.  The financial statements of the Plan as of December 31, 2002 and for the year then ended were audited by other auditors whose report dated June 27, 2003, expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 28, 2004

Report of Independent Registered Public Accounting Firm

To the Benefits Committee and Participants in the Ingersoll-Rand
Company Savings and Stock Investment Plan
Woodcliff Lake, New Jersey

We have audited the accompanying statement of financial condition of the Ingersoll-Rand Company Savings and Stock Investment Plan (the "Plan") as of December 31, 2002 and the related statement of income and changes in plan equity for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2002 and the income and changes in plan equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

 /s/  Deloitte & Touche LLP
Parsippany, NJ
June 27, 2003

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
Assets:
Investments held through Trust, at current value:
Money Market Portfolio / Fixed Income Fund	$ -	$266,204,754
Mutual Fund	-	306,215,007
Ingersoll-Rand Company Limited Stock Fund	-	215,933,680
Participant loans receivable	-	20,844,838

Total investments	-	809,198,279

Contributions receivable	-	351,425

Total assets and plan equity	$ -	$809,549,704

The accompanying notes are an integral part of these financial statements.

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
December 31, 2003 and 2002

	2003	2002
Contributions:
Participants	$ 2,032,305	$ 52,302,179
Employer	915,135	12,257,138

	2,947,440	64,559,317
Investment income (loss):

Plan interest in Ingersoll-Rand Company Savings
Plan Master Trust investment income (loss)	30,263,328	(35,354,419)

Total additions	33,210,768	29,204,898

Participant withdrawals and distributions	(139,245,895)	(90,026,679)

Net decrease prior to transfers	(106,035,127)	(60,821,781)

Transfers (to) from other plans, net	(703,514,577)	1,253,722

Net decrease in plan equity	(809,549,704)	(59,568,059)

Plan equity, beginning of year	809,549,704	869,117,763

Plan equity, end of year	$ -	$ 809,549,704

The accompanying notes are an integral part of these financial statements.

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

1.         PLAN DESCRIPTION

The following brief description of the Ingersoll-Rand Company Savings and Stock Investment Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - Ingersoll-Rand Company (the "Company") adopted the Plan for eligible employees at participating locations.  For those employees that are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution that is invested in the Money Market Portfolio.  The employee then has a period of approximately 30 days to elect to not contribute to the Plan or to change his or her contribution percentage and investment options within the Plan.  Payroll deductions, consequently, do not begin until such period has expired.

Prior to August 1, 2002, the Plan assets were held by JPMorgan Chase Bank ("Chase") who served as the trustee of the Combined Investment Trust ("Combined Trust") through July 31, 2002.  Effective August 1, 2002, Fidelity Investments ("Fidelity") became trustee and the recordkeeper of the Plan at which time the Plan's assets were removed from the Combined Trust and transferred to the Ingersoll-Rand Company Savings Plan Master Trust ("Savings Plan Master Trust") maintained by Fidelity.

The Ingersoll-Rand Company Limited Board of Directors has delegated the authority to the Chief Executive Officer to appoint the benefits committee (the "Committee") which administers the Plan.  The Finance Committee of the Ingersoll-Rand Company Limited Board of Directors approves the Plan's investment options.  Participants direct investments among the primary investment options.

Merger - Effective January 1, 2003, Plan assets of  all participants, other than those participants who were employees of The Torrington Company, a subsidiary of the Company, were transferred into a new Company-sponsored defined contribution 401(k) plan which is called the Ingersoll-Rand Company Employee Savings Plan.  Effective February 15, 2003, The Torrington Company was sold to The Timken Company.  Effective December 31, 2003, all remaining assets of the Plan were merged into the Ingersoll-Rand Company Employee Savings Plan.

Contributions - Consistent with the Plan merger described earlier, no participant contributions were made after February 2003.  Prior to that date, participants could contribute as basic contributions 1% to 6% (in whole percentages) of their compensation through payroll deductions.  Participants contributing 6% of compensation could contribute an additional 1% to 10% of compensation as supplemental contributions.  Participants could use before or after-tax dollars for part or all of their contributions.   Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code ("IRC") requirements.  Participants were permitted to change their contribution amounts at any time effective the first pay period of the following week by contacting the recordkeeper.

The Company, for certain employees, contributed to the Plan via a matching contribution and a Company retirement contribution.  The Company matched basic contributions at a rate determined by the Ingersoll-Rand Company Board of Directors.  The Plan required that Company matching contributions be at least 25%, but no more than 100% of participants' basic contributions.  For 2003 and 2002, the Company matching contribution was set at 50% of basic contributions.  The Company matching contribution was automatically invested in the Ingersoll-Rand Company Limited Stock Fund.  The Company retirement contribution was 1% of the participant's monthly compensation.  An additional company retirement contribution of 1% was contributed to the Plan for employees who meet certain criteria, as outlined in the Plan.  The Plan also had a profit sharing contribution available for certain participants.

Effective October 1, 1995, for Company matching contributions, effective March 1, 1996, for Company retirement contributions, and effective December 31, 1998 for profit sharing contributions, the Plan was amended to allow such contributions to be contributed to the I‑R/Clark Leveraged Employee Stock Ownership Plan (the "LESOP"), a participating plan in the Savings Plan Master Trust.  In 2001, all of  the Company matching, Company retirement and profit sharing contributions were contributed to the LESOP.  During 2002, Company matching, Company retirement and profit sharing contributions were contributed to the LESOP through July 31, 2002 and effective August 1, 2002 Company matching, Company retirement and profit sharing contributions were contributed to the Plan.

Participant contributions are always 100% vested.   Company matching contributions, Company retirement contributions, and profit sharing contributions including those contributed to the LESOP, vest on a five-year, graded-vesting schedule.  Employees are immediately 20% vested in the Company contributions.  After completing two years of service, the vested percentage increases in increments of 20% per year until fully vested after five years of service.  All Company matching contributions, Company retirement contributions and profit sharing contributions become 100% vested if a participant is disabled or his or her employment terminates due to retirement or death.  Effective February 15, 2003, the effective date of the sale of The Torrington Company to The Timken Company, participants who were employees of The Torrington Company on February 15, 2003, became fully vested in their Company matching contribution and Company retirement contribution accounts.

On June 10, 2002, the Committee approved an amendment to the Plan that would permit participants to make transfers out of Company matching contributions.  The amendment provides that the transferability out of then existing Company matching contributions be phased in at 20% of each employee's existing Company matching contribution account per month starting August 5, 2002 until the account is 100% transferable on December 1, 2002.  Company matching contributions made after August 5, 2002, were available to be diversified immediately to other Plan investment options.

Investment Options - The Plan's assets are held in the Savings Plan Master Trust, together with assets from other participating plans.  Effective August 1, 2002, when Fidelity became the recordkeeper and trustee of the Plan, certain funds of the other participating plans that had not been invested within the Combined Trust became invested in the Savings Plan Master Trust, in which the Plan participated.

Participants were able to invest their contributions, in multiples of 1%, in one or more of the following investment options for all of 2001 and from January 1, 2002 through July 31, 2002:

Fixed Income Fund - A fund that invests in securities that produce a fixed rate of return.  Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

Mutual Fund - Participants were able to select from the following mutual funds: Fidelity Growth and Income Portfolio, Fidelity Magellan Fund, Templeton Foreign Fund, Fidelity Contrafund, Fidelity Low-Priced Stock Fund, U.S. Equity Index commingled Pool (formerly known as the Fidelity Institutional S&P 500 Index) (The U.S. Equity Index Commingled Pool is not a mutual fund and is managed by Fidelity Management Trust Company), Putnam Vista Fund and Putnam New Opportunities Fund.  Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective.  Prospectuses for mutual funds were available from the respective fund's management company.

Ingersoll-Rand Company Limited Stock Fund - A fund consisting primarily of Class A common shares of Ingersoll-Rand Company Limited.  Effective December 31, 2001, there was a reorganization whereby Ingersoll-Rand Company Limited, a Bermuda company, became the parent company to Ingersoll-Rand Company, a New Jersey corporation.  Participants were permitted to invest up to 100% of their account balance into this fund.

Participants were able to invest their contributions, in multiples of 1%, in one or more of the following investment options effective August 1, 2002:

Money Market Portfolio - A portfolio that invests in short-term investment options which seeks a high level of current income by investing in the Fidelity Institutional Money Market Fund: Money Market Portfolio - Class 1.  The underlying investments of the Fidelity Institutional Money Market Fund includes U.S. dollar denominated money market securities of domestic and foreign issuers, U.S. government securities, and repurchase agreements.   The portfolio may also enter into reverse repurchase agreements. The Money Market Portfolio is not an SEC registered money market mutual fund  and is administered by Fidelity Management Trust Company.

Mutual Fund - Participants are able to select from the following mutual funds: PIMCO Total Return Fund (Administrative Class), Davis New York Venture Fund, Inc. (Class A), Fidelity Low-Priced Stock Fund, Fidelity Dividend Growth Fund, Fidelity Magellan Fund, Massachusetts Investors Growth Stock Fund (Class A), U.S. Equity Index Commingled Pool (formerly known as the Fidelity Institutional S&P 500 Index) (The U.S. Equity Index Commingled Pool is not a mutual fund and is managed by Fidelity Management Trust Company), Fidelity Mid-Cap Stock Fund, Fidelity Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Fidelity Freedom 2040 Fund.  Each  fund consists of a portfolio of common stocks or other securities based on the fund's investment objective.  Prospectuses for mutual funds are available from the respective fund's management company.

Ingersoll-Rand Company Limited Stock Fund - A fund consisting primarily of Class A common shares of Ingersoll-Rand Company Limited.  Effective December 31, 2001, there was a reorganization whereby Ingersoll-Rand Company Limited, a Bermuda company, became the parent company to Ingersoll-Rand Company, a New Jersey corporation.  Participants were permitted to invest up to 100% of their account balance into this fund.

The income derived from the above investment options is reinvested in the respective investment option.

On any business day, participants may change their allocation of future contributions and transfer prior contributions between investment options. Transfers of prior contributions must be made in whole percentages.  These options are subject to certain rules and restrictions.

Distributions and Withdrawals - Plan distributions may be in the form of a lump sum or in such other manner that the Plan may permit.  In addition, Plan participants who terminate employment may elect distributions of at least $500 on a daily basis.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Plan follows the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Risks and Uncertainties - The assets of the Plan are primarily financial instruments which are monetary in nature.  Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation.  Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index.  Investments are subject to risk conditions of the individual investment's objectives, stock market performance, interest rates, economic conditions and world affairs.  Due to the level of risk associated with the Plan's investments, it is reasonably possible that changes in the values of the Plan's investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of financial condition.

Valuation of Investments - Plan assets are part of the Savings Plan Master Trust, which provided unified investment management.  Chase (through July 31, 2002) and Fidelity (effective August 1, 2002) both invested the Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan.

Separate participant accounts were maintained by investment option.  These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

Prior to August 1, 2002, the Metropolitan Life Insurance ("MetLife") Stable Income Fund invested in a group annuity contract which is carried at contract value, an approximation of current value.  Effective August 1, 2002, these assets were transferred to Fidelity's Institutional Money Market Portfolio which is valued at the current value based on published market quotations of those Fidelity funds in which it participates.

Prior to August 1, 2002, the PIMCO Stable Value contract was carried at contract value, which equals net deposits plus credited interest. Effective August 1, 2002, these assets were transferred to Fidelity's Institutional Money Market Portfolio which is valued at the current value based on published market quotations of those Fidelity funds in which it participates.

Prior to August 1, 2002, the JPMorgan Liquidity fund contained short-term debt, bank certificates of deposit and collateralized repurchase agreements.  The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.  Effective August 1, 2002, these assets were transferred to Fidelity's Institutional Money Market Portfolio which is valued at the current value based on published market quotations of those Fidelity funds in which it participates.

The financial statements report investments in the Mutual Funds and the Ingersoll-Rand Company Limited Stock Fund at current value based on published market quotations.

 The Participant Loan Fund represents the net outstanding receivable balance due to the Plan from those participants with outstanding loan balances.

Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date.  Realized gains or losses are the difference between the proceeds received and the security's average unit cost.  Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statement of income and changes in plan equity includes unrealized appreciation  or depreciation in accordance with the policy of stating investments at current value.  Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Accounting Policies on Transfers - Assets acquired from or distributed to other plans through plan merger are recorded at the value on the date of transfer.

Contributions - Participant, Company matching and Company retirement contributions are contributed to the  Plan, on a weekly or monthly basis, as outlined in the Plan documents.  Profit sharing contributions are contributed to the Plan  annually.  Participant contributions for each investment option are based on the participants' investment decisions.

Forfeitures - Forfeitures of nonvested Company contributions occur when participants are terminated.  Forfeitures of  $7,373 at December 31, 2002, were available to reduce future Company contributions.  Effective April 8, 2000, forfeitures may also be used to make Company contributions other than Company matching contributions and Company retirement contributions.  For 2003 and 2002, forfeitures of $263,000 and $263,776, respectively, were applied against Company contributions.

Expenses of the Plan - Most expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company.  Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

Benefit Obligations - Distributions are recorded in the Plan's financial statements when paid.  There were no approved and unpaid amounts at December 31, 2003 and 2002.

   3.   MONEY MARKET PORTFOLIO/FIXED INCOME FUND

Investments in the Money Market Portfolio as held by Fidelity at December 31, consist solely of the Fidelity Institutional Money Market Portfolio:

	2003	2002
Savings Plan Master Trust Money
Market Portfolio	$351,468,186	$348,593,259
Less other plans	351,468,186	82,388,505

Plan investment in Money Market Portfolio	$ -	$266,204,754

Net realized and unrealized appreciation of investments for the years ended December 31 were as follows:

	2003	2002
Savings Plan Master Trust Money
Market Portfolio	$3,927,624	$2,517,661
Less other plans	3,374,925	770,967

Plan investment in Money Market Portfolio	$ 552,699	$1,746,694

The JPMorgan Liquidity fund reported an annualized rate of return of 1.039% for the period from January 1, 2002 to July 31, 2002.

The MetLife group annuity contract consists principally of an investment agreement between the Company and MetLife in which MetLife maintains a separate account for the investment of participants' assets in an actively managed institutional bond fund.  From August 1, 2001, until its maturity on July 31, 2002, the MetLife Stable Income fund served as a guaranteed insurance contract with a lump-sum payment made upon its maturity on July 31, 2002.  The fund had a guaranteed interest rate of 8.49% from September 8, 2001 to June 30, 2002 and 1.94% from July 1, 2002 to July 31, 2002.

The PIMCO Stable Value Contract was purchased by the Combined Trust on August 3, 1998.  The fund is comprised of a separate account fixed income portfolio actively managed by PIMCO and a book value wrap contract issued by AIG Financial Products.  The book value wrap contract allows for the portfolio to be carried at contract value, which equals net deposits plus credited interest.  The contract was cancelled effective July 31, 2002 and the average interest rate credited to the fund was 4.97% in 2002.

   4.   MUTUAL FUND

Investments in the Mutual Fund at December 31, 2003 and 2002, as maintained by Fidelity were as follows:

	2003	2002
PIMCO Total Return Fund - Administrative Class	$ 38,762,720	$ 27,597,091
Massachusetts Investors Growth Stock Fund - Class A	3,070,746	635,191
Davis NY Venture Fund - Class A	7,467,739	1,556,895
*Fidelity Magellan Fund	95,782,636	79,602,191
*Fidelity Low-Priced Stock Fund	74,759,837	41,659,607
*Fidelity Diversified International Fund	24,348,432	11,174,224
*Fidelity Dividend Growth Fund	92,160,874	73,521,863
*Fidelity Mid-Cap Stock Fund	73,561,292	51,510,221
*Fidelity Freedom Income Fund	2,786,216	972,351
*Fidelity Freedom 2000 Fund	5,035,681	746,849
*Fidelity Freedom 2010 Fund	19,556,085	2,288,156
*Fidelity Freedom 2020 Fund	6,696,590	2,064,369
*Fidelity Freedom 2030 Fund	24,251,312	1,032,317
*Fidelity Freedom 2040 Fund	30,232,705	199,233
*U.S. Equity Index Commingled Pool	94,149,690	67,735,890
*Fidelity Retirement Money Market Fund	5,059,864	5,234,473
*Spartan U.S. Equity Index Fund	677,046	573,565

Total Savings Plan Master Trust Mutual Funds	598,359,465	368,104,486

Less other plans	598,359,465	61,889,479

Plan investment in Mutual Funds	$ -	$ 306,215,007

*Permitted party-in-interest. (See footnote 11)

The total investment at cost of the mutual funds within the Savings Plan Master Trust was $501,004,741 and $374,707,784 at December 31, 2003 and 2002, respectively.

Net realized and unrealized appreciation (depreciation) of investments for the year ended December 31, 2003 and the five months ended December 31, 2002 are as follows:

	2003	2002
Mutual Fund:
PIMCO Total Return Fund - Administrative Class	$ 2,158	$ (263,134)
Massachusetts Investors Growth Stock Fund - Class A	433,297	(52,482)
Davis NY Venture Fund, Inc. - Class A	1,204,367	(59,881)
*Fidelity Magellan Fund	18,439,146	(4,886,519)
*Fidelity Low Priced Stock Fund	18,339,807	(2,671,051)
*Fidelity Diverse International Fund	6,150,759	(302,075)
*Fidelity Dividend Growth Fund	16,381,741	(968,376)
*Fidelity Mid-Cap Stock Fund	17,269,061	674,369
*Fidelity Freedom Income Fund	74,787	(11,882)
*Fidelity Freedom 2000 Fund	291,271	(26,851)
*Fidelity Freedom 2010 Fund	1,745,997	(132,123)
*Fidelity Freedom 2020 Fund	876,330	(36,212)
*Fidelity Freedom 2030 Fund	4,262,572	(25,911)
*Fidelity Freedom 2040 Fund	5,650,837	(5,687)
*U.S. Equity Index Commingled Fund	20,622,912	(2,992,720)
*Spartan U.S. Equity Index Fund	128,586	(15,770)

Total Savings Plan Master Trust Mutual Fund	111,873,628	(11,776,305)
appreciation (depreciation)
Less other plans	97,222,347	(5,586,148)

Net Plan appreciation (depreciation)	$ 14,651,281	$ (6,190,157)

*Permitted party-in-interest. (See footnote 11)

Net realized and unrealized appreciation (depreciation) of investments for the seven months ended July 31, 2002 are as follows:

Templeton Foreign Fund	$ 18,885,222
Fidelity Contrafund Fund	(2,311,895)
Putnam Vista Fund	(24,752,660)
U.S. Equity Index Commingled Pool	(15,738,680)
Fidelity Low-Priced Stock Fund	(1,528,643)
Fidelity Growth and Income Portfolio	(11,526,968)
Putnam New Opportunities Fund	(13,588,996)
Fidelity Magellan Fund	(12,410,302)

Total Combined Trust Mutual Fund	(62,972,922)
Putnam Managed Accounts	(31,364)
Less other plans net depreciation	(5,466)

Net Plan depreciation	$ (62,998,820)

   5.   SELF-DIRECTED BROKERAGE ACCOUNTS

Investments in the Self-Directed Brokerage Accounts at December 31, 2003, as maintained by Fidelity were as follows:

Fidelity Cash Reserves	$ 493,446
Common Stock	817,894
Fidelity fund	575,110
Non-Employer Corporate Debt/Other	10,033

Total Savings Plan Master Trust Self-Directed Brokerage Accounts	1,896,483
Less other plans net depreciation	1,896,483

Plan investment in Self-Directed Brokerage Accounts	$ -

6.      INGERSOLL-RAND COMPANY LIMITED STOCK FUND

Investments in the Ingersoll-Rand Company Limited Stock Fund of the Savings Plan Master Trust at December 31, 2003 and 2002 were as follows:

	2003	2002

Total Savings Plan Master Trust Ingersoll-Rand
Company Limited Class A Common Shares	$329,342,773	$329,941,728
Money Market Portfolio	13,293,464	16,244,286

Total Savings Plan Master Trust Ingersoll-Rand
Company Limited Class Stock Fund	342,636,237	346,186,014
Less other plans	342,636,237	130,252,334

Plan investment in Ingersoll-Rand Company
Limited Stock Fund	$ -	$215,933,680

The Ingersoll-Rand Company Limited Stock Fund investment in Class A common shares of Ingersoll-Rand Company Limited at December 31, 2003 and 2002 included 4,868,568 and 7,673,684 shares, respectively, and the  cost of these shares was $192,216,217 and $234,170,341, respectively.

Net realized and unrealized appreciation of investments for the years ended December 31 were as follows:

	2003	2002
Total Savings Plan Master Trust Ingersoll-Rand
Company Limited Stock Fund	$141,209,242	$28,454,060
Less other plans	127,423,374	13,836,119

Net Plan appreciation	$ 13,785,868	$14,617,941

   7.   INVESTMENTS

The following investments represent 5 percent or more of the Plan's net assets at December 31:

	2003	2002

*Fidelity Institutional Money Market Portfolio	$ -	$ 266,204,754
*Fidelity Dividend Growth Fund	-	60,931,144
*U.S. Equity Index Commingled Pool Fund	-	58,566,297
*Fidelity Mid-Cap Stock Fund	-	46,801,180
*Fidelity Magellan Fund	-	64,603,417
*Ingersoll-Rand Company Limited Stock Fund**	-	215,933,680

*Permitted party-in-interest (See footnote 11)
**Company matching contributions were nonparticipant-directed through July 31, 200.2

8.          LOAN FUND

The Plan allows participants to borrow from their vested account balance subject to certain limits.  Loans are withdrawn from the participants' accounts in a sequence outlined in the Plan.

The number of loans outstanding at December 31, 2003 and 2002 was 210 and 6,002, respectively.

The Committee establishes the loan interest rate and the recordkeeper adjusts as required.  The interest rate on new loans was fixed at 5% in 2003 and 2002.  Interest charges begin 60 days after the initial loan date.

Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections.

9.         DIVIDEND AND INTEREST INCOME

Dividend and interest income for all investments at December 31 were as follows:

	2003	2002

Total Savings Plan Master Trust	$ 12,351,560	$ 21,886,982
Less other plans	11,078,080	4,417,059

Plan dividend and interest income from investments	$ 1,273,480	$ 17,469,923

         10.TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Company believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC as of December 31, 2003  and 2002 and for the years then ended.

         11.PARTY-IN-INTEREST

Certain Savings Plan Master Trust investments are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Investments, the Plan's trustee and recordkeeper as of December 31, 2003 and 2002.  Prior to August 1, 2002 certain Savings Plan Master Trust investments were units of liquidity funds managed by JPMorgan Chase, the Plan's trustee prior to August 1, 2002. These transactions qualify as permitted party-in-interest transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Company Limited Stock Fund.  These transactions qualify as permitted party-in-interest transactions.

         12.TRANSFERS TO/FROM OTHER PLANS

During 2003, consistent with the merger described in footnote 1, all assets of the Plan were transferred to the Ingersoll-Rand Company Employee Savings Plan.

Effective December 31, 2001, the Company approved the merger and trust-to-trust transfer of the assets held in the Dor-O-Matic, Inc. Employees' Profit Sharing Retirement Plan into the Plan.  This transfer in the amount of $2,483,759 was made on January 2, 2002.

13.    SAVINGS PLAN MASTER TRUST FINANCIAL INFORMATION

At December 31, 2003 and 2002, the Plan had a -0-% and 74% participation in the Savings Plan Master Trust, respectively.   The Plan's relative share of the Savings Plan Master Trust decreased from 2002 to 2003 due to the 2003 transfer of Plan assets to the Ingersoll-Rand Employee Savings Plan.  The financial statements for the Savings Plan Master Trust are prepared on the modified cash basis of accounting, which is substantially the same as the accrual basis of accounting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

Dated: June 28, 2004                                                    By: /s/ Sharon E. Elliott___________
                                                                                     Name:  Sharon E. Elliott
                                                                                     Title:    Chairperson, Benefits Committee

EXHIBIT INDEX

Exhibit No.                                Description

23.1                                          Consent of PricewaterhouseCoopers LLP

23.2                                          Consent of Deloitte & Touche LLP